MICRON ENVIRO SYSTEMS, INC.

789 West Pender Street, Suite 1205

Vancouver, British Columbia V6C 1H2

December 13, 2006

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Micron Enviro Systems, Inc. Post Effective Amendment No. 1 to Form S-8 filed on December 1, 2006, File No. 333-133787

Dear Sir and Madam:

Please allow this letter to serve as an application for immediate withdrawal of the above-captioned registration statement in accordance with Rule 477 under the Securities Act of 1933, as amended.

Please be advised that on May 4, 2006 we filed the original registration statement on Form S-8 to register shares of our common stock issuable in connection with Non-Qualified Stock Option Agreements with Graeme Sewell and Jason Gigliotti.  Subsequent to the filing of that original registration statement, our common stock was forward split on a three for one basis and the Non-Qualified Stock Option Agreements with Graeme Sewell and Jason Gigliotti were amended.

In Post Effective Amendment No. 1 to Form S-8 filed on December 1, 2006, we attempted to accomodate the increased number of shares issuable under the Amended Non-Qualified Stock Option Agreements with Graeme Sewell and Jason Gigliotti due to the forward stock split.  We have been advised by the Securities and Exchange Commission that the registration of such an increased number of shares requires the filing of a new registration statement. Accordingly, we request withdrawal of that Post Effective Amendment No. 1 to the Form S-8, and have filed a new registration statement on Form S-8 to register the increased number of shares issuable under the Amended Non-Qualified Stock Option Agreements with Graeme Sewell and Jason Gigliotti and to accomodate the amendment of those agreements.

For your information, no securities were sold in connection with that Post Effective Amendment No. 1 or in reliance thereon.

If you have any questions or comments, please do not hesitate to call us. Thank you for your assistance.

Sincerely,

MICRON ENVIRO SYSTEMS, INC.

By:	/s/ Bernard McDougall Bernard McDougall, Director and President

cc: Thomas E. Stepp, Jr., Stepp Law Group